Jerry A. Felts
Chief Financial Officer
May 25, 2011
VIA EDGAR
Mr. Gregory Dundas
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Bank of Granite Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 000-15956
Dear Mr. Dundas:
I am writing regarding the comment letter we received from the Division of Corporation Finance dated May 20, 2011, which contains comments on the filing referenced above. Your letter requested that we respond within ten business days or tell you when we will provide a response. In a telephone conversation with Babette Cooper, staff accountant, Bank of Granite Corporation requested an extension of time from the original deadline set forth in your letter to provide our responses to your comments. Ms. Cooper granted an extension of time to June 10, 2011.
Thank you for your assistance and cooperation.
Sincerely,

/s/ Jerry A. Felts

Jerry A. Felts
Chief Operating Officer and
Chief Financial Officer

23 North Main Street P.O. Box 128 Granite Falls, NC 28630	CAPITAL MARKET	Phone 828.322.5343 Facsimile 828.324.4217 jfelts@bankofgranite.com